



13025448   ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67918

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/12___ AND ENDING ___12/31/12___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REYNOLDS ADVISORY PARTNERS, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

55 SOUTH LAKE AVENUE, SUITE 700

(No. and Street)

PASADENA   CA   91101

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DOUGLAS E. REYNOLDS   626-316-6090

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HARDING AND HITTESDORF, P.C.

(Name – *if individual, state last, first, middle name*)

650 S. CHERRY STREET, SUITE 1050   DENVER   CO   80246

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, <u>DOUGLAS E. REYNOLDS</u> _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
<u>REYNOLDS ADVISORY PARTNERS, LLC</u> _____ , as
of <u>DECEMBER 31</u> _____ , 20 <u>12</u> , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

<u>NONE</u> _____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

REYNOLDS ADVISORY PARTNERS, LLC
(SEC File No. 8-67918)

Financial Statements and Supplemental
Schedules for the Years Ended December 31, 2012 and 2011
and Independent Auditors' Report and
Supplemental Report on Internal
Accounting Control and
Agreed Upon Procedures on SIPC-7 Report

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com



INDEPENDENT AUDITORS' REPORT

To The Member
Reynolds Advisory Partners, LLC
Pasadena, California

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Reynolds Advisory Partners, LLC (a limited liability company) as of December 31, 2012 and 2011, and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

REYNOLDS ADVISORY PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	DECEMBER 31,	
	2012	2011
CURRENT ASSETS:		
Cash and cash equivalents	$ 259,032	$ 257,663
Accounts receivable	-	1,055
Prepaid expenses	-	2,457
Total Current Assets	259,032	261,175
PROPERTY AND EQUIPMENT, at cost:		
Equipment	33,358	33,358
Furniture	20,320	20,320
	53,678	53,678
Less accumulated depreciation	53,678	53,678
Net property and equipment	-	-
OTHER ASSET:		
Deposit	3,300	8,400
TOTAL ASSETS	$ 262,332	$ 269,575

See accompanying notes to financial statements.

LIABILITIES AND MEMBER'S EQUITY

	DECEMBER 31,	
	2012	2011
CURRENT LIABILITIES		
Accrued bonus	$ 10,000	$ -
Total current liabilities	10,000	-
MEMBER'S EQUITY	252,332	269,575
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 262,332	$ 269,575

REYNOLDS ADVISORY PARTNERS, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
REVENUES:		
Advisory services	$ 875,000	$ 1,445,000
OPERATING EXPENSES:		
Salaries, taxes and benefits	658,627	927,894
Commissions	77,360	177,800
Computer and internet	43,010	40,114
Rent	41,100	84,479
Professional fees	24,060	26,416
Travel	14,377	32,973
Telephone	11,913	13,539
Office expense	6,707	14,043
Miscellaneous	6,512	40,944
Insurance	5,506	5,860
Regulatory fees	2,821	9,916
Depreciation	-	8,978
Total operating expenses	891,993	1,382,956
NET INCOME (LOSS)	$ (16,993)	$ 62,044

See accompanying notes to financial statements.

REYNOLDS ADVISORY PARNTERS, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

BALANCE, JANUARY 1, 2011	$	48,360
Member contribution		159,171
Net income		62,044
BALANCE, DECEMBER 31, 2011		269,575
Member distribution		(250)
Net loss		(16,993)
BALANCE, DECEMBER 31, 2012	$	252,332

See accompanying notes to financial statements.

-4-

REYNOLDS ADVISORY PARTNERS, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (16,993)	$ 62,044
Adjustments to reconcile net income to net cash provided (used) by operations:		
Depreciation	-	8,978
Increase (decrease) in cash resulting from changes in:		
Accounts receivable	1,055	8,945
Prepaid expenses	2,457	(1,239)
Accrued bonus	10,000	-
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(3,481)	78,728
CASH FLOWS FROM INVESTING ACTIVITIES:		
Security deposit refund received	5,100	7,464
Security deposit refund paid	-	(8,400)
NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	5,100	(936)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member distribution	(250)	-
Member contribution	-	159,171
NET CASH PROVIDED BY(USED FOR) FINANCING ACTIVITIES	(250)	159,171
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,850	158,235
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	257,663	20,700
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 262,513	$ 178,935
Supplemental disclosure of non cash data		
Taxes paid	$ 6,800	$ -

See accompanying notes to financial statements.

REYNOLDS ADVISORY PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

A.   Summary of Significant Accounting Policies

Organization

Reynolds Advisory Partners, LLC (the Company) is a FINRA member Broker/Dealer specializing in mergers and acquisitions, capital raising and related financial advisory services focused on middle market clients nationwide.

Cash and cash equivalents

The Company considers cash in banks and investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable represent engagement fees billed and not collected less an allowance for doubtful accounts, if applicable. No allowance for doubtful accounts was deemed necessary at December 31, 2012 and 2011, respectively.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method using a useful life of 3 to 5 years. Maintenance and repairs are expensed as incurred. Major betterments are capitalized.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

REYNOLDS ADVISORY PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

A.   Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is not a taxpaying entity for federal income tax paying purposes. The
Company does file a Limited Liability Company Return of Income for the state of
California. Accordingly, no federal income tax expense has been recorded in the financial
statements. Income of the Company is taxed on the federal level to the member in its tax
return.

Uncertain Tax Positions

The Company has adopted FASB ASC 740-10-25, Accounting for Uncertainty in Income
Taxes. The Company records a liability for uncertain tax positions when it is more likely
than not that a tax position would not be sustained if examined by the taxing authority.
The Company continually evaluates expiring statutes of limitations, audits, proposed
settlements, changes in tax law and new authoritative rulings. The Company's evaluation
on December 31, 2012 revealed no uncertain tax positions that would have a material
impact on the financial statements. The 2009 through 2011 tax years remain subject to
examination by the IRS. The Company does not believe that any reasonably possible
changes will occur within the next twelve months that will have a material impact on the
financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting
principles requires management to make estimates and assumptions that affect certain
reported amounts and disclosures. Accordingly, actual results could differ from those
estimates.

Reclassifications

Certain prior year amounts have been reclassified for comparability with the 2012
presentation.

A.   Summary of Significant Accounting Policies (Continued)

Income Statement Classification of Interest and Penalties

Interest and penalties associated with the Company's tax positions are reflected as interest expense in the financial statements. There were no interest or penalties incurred during the year ended December 31, 2012.

B.   Subsequent Events

Subsequent events have been evaluated through February 26, 2013, which is the date the financial statements were issued.

C.   Significant Clients

The Company derived 88% of their revenue from one key client during the year ended December 31, 2012. However, the makeup of the Company's client base will vary from year to year. Accordingly, an annual concentration in revenue from the same clients is remote.

D.   Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such rule. At December 31, 2012, the Company's net capital was $249,032 and the required net capital was $5,000.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

E. Commitment

Lease Commitment

In September, 2012, the Company entered into a sublease agreement for office space. The lease expires May 31, 2014. The Company incurred rent expense of $41,100 and $84,479 for the years ended December 31, 2012 and 2011, respectively.

Future minimum lease payments under the terms of this lease are:

2013	$ 19,800
2014	8,250
Total	$ 28,050

SUPPLEMENTARY INFORMATION

REYNOLDS ADVISORY PARTNERS, LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2012

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

MEMBER'S EQUITY	$ 252,332
DEDUCTIONS:	
Nonallowable assets	(3,300)
NET CAPITAL	$ 249,032
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000

AGGREGATE INDEBTEDNESS

TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 10,000
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0402:1

There is no difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing.

SCHEDULE I

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

SCHEDULE II

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com



February 26, 2013

To The Member
Reynolds Advisory Partners, LLC
Pasadena, California

In planning and performing our audit of the financial statements of Reynolds Advisory
Partners, LLC (the Company), as of and for the year ended December 31, 2012, in
accordance with auditing standards generally accepted in the United States of America,
we considered the Company's internal control over financial reporting (internal control)
as a basis for designing our auditing procedures for the purpose of expressing our opinion
on the financial statements, but not for the purpose of expressing an opinion on the
effectiveness of the Company's internal control. Accordingly, we do not express an
opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC),
we have made a study of the practices and procedures followed by the Company
including consideration of control activities for safeguarding securities. This study
included tests of such practices and procedures that we considered relevant to the
objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate
indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for
determining compliance with the exemptive provisions of Rule 15c3-3. Because the
Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, we did not review the practices and procedures followed
by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
    and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8
    of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve
    System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

H + H, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants



HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Member
Reynolds Advisory Partners, LLC
Pasadena, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Reynolds Advisory Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Reynolds Advisory Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Reynolds Advisory Partners, LLC's management is responsible for Reynolds Advisory Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [cancelled check] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [financial statements] supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

H & H, P.C.

HARDING AND HITTESDORF, P.C.
February 26, 2013

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended   12/31 , 2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067918 FINRA DEC
Reynolds Advisory Partners, LLC   19·19
55 S. Lake Ave. Suite 700
Pasadena, CA. 91101 -2687

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,187.50

   B. Less payment made with SIPC-6 filed (exclude interest)   (62.50)
      7/31/2012
      Date Paid

   C. Less prior overpayment applied   (   )

   D. Assessment balance due or (overpayment)

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,125.00

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 2,125.00

   H. Overpayment carried forward $(·   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Reynolds Advisory Partners
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 23 day of Jan , 20 13 .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions: _

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __1/1__, 20 _12_
and ending __12/31__, 20 _12_
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __875,000__

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and
        predecessors not included above.   _____

    (2) Net loss from principal transactions in securities in trading accounts.   _____

    (3) Net loss from principal transactions in commodities in trading accounts.   _____

    (4) Interest and dividend expense deducted in determining item 2a.   _____

    (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net
        profit from management of or participation in underwriting or distribution of securities.   _____

    (7) Net loss from securities in investment accounts.   _____

        Total additions   _____

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit
        investment trust, from the sale of variable annuities, from the business of insurance, from investment
        advisory services rendered to registered investment companies or insurance company separate
        accounts, and from transactions in security futures products.   _____

    (2) Revenues from commodity transactions.   _____

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with
        securities transactions.   _____

    (4) Reimbursements for postage in connection with proxy solicitation.   _____

    (5) Net gain from securities in investment accounts.   _____

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and
        (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less
        from issuance date.   _____

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue
        related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

    (8) Other revenue not related either directly or indirectly to the securities business.
        (See Instruction C):

        _____   _____

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
        Code 4075 plus line 2b(4) above) but not in excess
        of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities
        accounts (40% of FOCUS line 5. Code 3960). $_____

        Enter the greater of line (i) or (ii)   _____

        Total deductions   — Agree To Focus Report Summary   _____
                            — Calculated Verified

2d. SIPC Net Operating Revenues $ __875,000__

2e. General Assessment @ .0025 $ __2,187.50__

                                                  (to page 1, line 2.A.)

OATH OR AFFIRMATION

I, DOUGLAS E. REYNOLDS _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REYNOLDS ADVISORY PARTNERS, LLC _____ _____, as of DECEMBER 31 _____, 20 12 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE _____

Signature
President
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).